OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

YogaBody LLC

14677 Ramona Ave
Chino, CA 91710

www.yogabodystudios.com



10000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of Membership Units $107,000

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 shares of Membership Units $10,000

Company	YogaBody LLC
Corporate Address	14677 Ramona Ave Chino Hills, CA 91710
Description of Business	*It is the mission of YogaBody Studios, Inc to create a space for yoga and wellness to transform the life of our students to find their light and the light in others.*
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1.00/Unit
Minimum Investment Amount (per investor)	$250

Perks

$250 — If you invest $250, you will receive 2 months of free unlimited yoga

$500 — If you invest $500, you will receive 6 months of free unlimited yoga

$3,000 — If you invest $3,000, you will receive lifetime unlimited yoga in studio.

$10,000 — If you invest $10,000, you will receive same as above and free towel service and 50% off all workshops.

$50,000 — If you invest $50,000, you will receive same as above and unlimited access to all workshops and studio events.

$100,000 — If you invest $100,00, you will receive same as above and a personal invitation to each shareholder meeting .

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

YogaBody LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $1 / unit, you will receive 10 bonus units, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of the Business

YogaBody Studios was established in 2011 through the founders, Scott and Sandra Winslow. First using available space at a karate studio, the founders secured investors with varying backgrounds suitable to help build the first stand alone studio in Chino Hills and opened their doors on August 15, 2015. Since that time, YogaBody has grown to see more than 3,000 student visits a month. Our vision is to create a chain of high end yoga studios with reasonable prices to allow access to everyone interested in finding the benefits of yoga in our geographic region. It is our intention to build a 5 studio yoga corporation in the area around the Inland Empire in Southern California with this round of funding and either secure another round of funding to continue growing regionally or offer the chain of studios to a larger corporation.

Sales, Supply Chain & Customer Base

YogaBody has grown to see more than 3,000 student visits a month. We currently have over 1,300 active customers and nearly 5,500 passive customers.

Liabilities and Litigation

YogaBody has a couple of active loans that it is repaying. A loan for about $50,000 was lent by Annie Joneja that has gone into a repayment on June 1, 2018 at a payment of $1,000/mo. A line of credit lent by Eric Pierra of $60,000 to help with cash flow of which only about $6,000 is used and is in repayment. The active loans both bear interest of 0% per year. The active loans also bear cash interest of 0% per month with the payments of $2,500 total a month having started January 31, 2018. For further details, please see the Indebtedness section below.

Competition

Although the boutique yoga industry is growing, it hasn't reached the Inland Empire in Southern California like it has in Los Angeles. We have few competitors like Korra Yoga and Rancho Yoga and some coming online like CorePower Yoga in the same. We have seen a couple that have recently gone out of business as well.

The team

Officers and directors

Scott Winslow	Founder / CEO / Managing Member (Since Inception)
Eric A Pierra	Partner / President / COO / Managing Member

Scott Winslow
Yoga has been a beautiful transformational journey. Through my practice I have gained tools to observe myself more honestly and have formed improved discipline to let go of old thought patterns, habits and emotions that no longer serve my connection to the greatest good. I was called to serve my community with the founding of YogaBody studios during the summer of 2011. Today, I enjoy teaching weekly classes to an evolving community of amazing human beings from all walks of life. Yoga has taught me that community is no doubt our greatest currency and I stand humbled by the wealth that surrounds me. Please join me in class soon and let's gratefully celebrate our prosperity together. District VP, LA Fitness Jan 1995 - Jan 2005 Managing Member, YogaBody Studios June 2011-Present

Eric A Pierra
I've been a practicing Chiropractor for over 20 years. I have that much time in industrial medicine and as the Team Chiropractor for The LA Galaxy of Major League Soccer, but I feel that I really didn't understand what holistic medicine was until I delved into my yoga practice. Yoga has the power to heal the mind, body and soul. It's our mission to make it accessible to as many people as possible. I have partnered with YogaBody Studios to build a thriving chain of yoga studios with the intention to create a warm feeling of community in each studio to help students find their light and the light in others. Chiropractor, Concentra Medical Group in Irvine, CA since Jan 2012 to

present. Primary Position COO / President, YogaBody Studios Part-Time since Jan 2015 to present. 35+ hours a week

Number of Employees: 16

Related party transactions

Eric Pierra, one of the company founding members made a loan of $10,000 at 0% interest, payable $1,000 per month. The loan is not currently in repayment.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **High Degree of Unforeseeability** An investment in YogaBody LLC (also referred to as "we", "us", "our", and "the Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any YogaBody LLC stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Unregistered Securities** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
- **Speculative Future** There can be no assurances that the Company will meet our projections. There can be no assurances that the Company will be able to find sufficient demand for our service, that people think it is a better option than a competing product, or that we will be able to provide the service at a level that allows the company to make a profit and still attract business. A prosperous and beneficial future of the Company is based on its past earnings and growth. There can be no assurances that the Company's past accomplishments will continue into the future at an equal, greater or lesser rate.
- **Market Conditions** Though this is a unique market, we compete against a variety

of entrants in the same or similar market. There is also a real probability that new entrants will enter into this market. New entrants could include those that may already have a foothold in the industry such as CorePower and YogaWorks. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

- **Transfer Restrictions** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a family trust or in connection with your death or divorce. There are no assurances that a resale market will exist at the one year period limitation expires.

- **Additional Capital** The Company may need additional capital, which may not be available. The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

- **If we are unable to pay for material and services timely, we could be subject to liens** If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men's and workmen's liens. We may also be subject to bank liens in the event that we default on loans from banks, if any. Also, any outstanding debts owed by the company currently could remain for an extended amount of time. This may harm your investment in the company.

- **Managing Members have limited liability** Our operating agreement provides that we will indemnify and hold harmless our managing members against claims arising from our activities, to the maximum extent permitted by California law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

- **Singular Service** Generally, all of current services are variants on one type services, providing instructions to teach and apply the fundamentals of Yoga. Yoga is a health and well-being targeted practice. Therefore, our revenues are dependent upon the market for health and well-being targeted practices. Though Yoga is one of the oldest practices that has continued to this day, other health and well-being practices do exist in the market. Each of these other health and well-being practices and the companies that offer them may affect the future viability of the company. This may harm your investment in the company.

- **Liabililty Prone** The Company is involved in an indoor recreational activity. Despite the fact that the Company makes patrons take notice of the serious nature of the practice and the importance of developing the skills to further advance in the practice, the Company may still be involved in lawsuits. These lawsuits may be based on the many stages involved in the running of the business. These potential lawsuits can harm the business projections of the Company and therefore may harm your investment in the company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Scott Winslow, 58.68% ownership, Membership Unit
- Eric Pierra, 24.16% ownership, Membership Unit

Classes of securities

- Membership Unit: 8,690,000

Voting Rights

The holders of shares of the Company's Membership Unit shall each have voting power equal to their share of Membership Interest in the Company.

Distribution Rights

Distributions shall be issued, as directed by the Company's Treasurer or Assistant Treasurer, on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Membership Unit are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of other securities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Membership Unit are subject to and may be adversely affected by, the rights of the holders of interest of any series of our future Membership Units and any additional classes of units that we may designate in the future.

K-1

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of YogaBody LLC, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenue for fiscal year 2016 was $294,918.00, about double compared to fiscal year 2015 revenue of $166,084.58. The sharp increase comes from opening the studio in Chino compared to operating in a karate studio in the same city. The new studio afforded two large rooms for classes with a respective maximum of 30 and 50 students and a separate room for private sessions. Costs incurred in our first full year of operation of 2016 include $39,449.06 for rent, $91,648.00 for teacher and teacher training payroll total, $9,967.48 for utilities and $9284.85 for credit card transaction fees. This equals a total costs number of about $150,349.39.

Year ended December 31, 2017 compared to year ended December 31, 2016

2017 revenues were $423,123.00, up more than 43% from 2016. This increase in sales was primarily driven by implementing an attractive introductory offer of 33 days of unlimited yoga for $33. 2017 saw an average of 133 new student introductory offers sold per month. The increased revenue also comes from increasing Teacher Training offerings and more workshops. Most significant costs compared to previous year include $32,407.84 for rent, $104,261.41 for teacher and teacher training payroll total, $6,879.65 for utilities and $7,340.63 for credit card transaction fees. This equals a total costs number of about $150,889.53.

Financial Milestones

The company is currently operating on a break-even. Management currently forecasts 2018, 2019 and 2020 revenue of $650,000, $850,000 and $1 million, respectively, and believes the company will generate positive net income at the end of 2018. With these revenues, costs are assumed to increase with a somewhat similar or equal degree in each subsequent year. For this reason the management currently forecasts 2018, 2019 and 2020 costs of about $500,000, $600,000 and $700,000, respectively, and believes the company will generate positive net income at the end of 2018. We have room to fill classes instead of adding classes which will give us room to grow without the high cost of paying instructor salaries.

The company believes that since it's inception, the company has had growth year after year. With the continuance of the brand recognition in the surrounding areas, the company believes that it may project a similar growth to continue to occur in the near future. The company plans on achieving such milestones by continuing to offer unique and appealing services. These services will continue to build on the attractive introductory offers, Teacher Training offerings and more engaging workshops.

By reaching the maximum offering amount, the company hopes to further build out of their current space. This will create an additional workspace for the students and teachers. The extra room would allow for constantly rotating programs to occur simultaneously. This new space and new programs will allow the company to further expand to other locations. The company believes that the management is able and confident in achieving the above. The company believes that these facts will lead to the achievement of the above forecasts.

Liquidity and Capital Resources

The company is currently operating at a break-even point and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Since its inception in 2011, the Company has issued two short-term notes. Concurrent with this offering, the Company is seeking to raise up to an additional $107,000 through a private placement of its Membership Units pursuant to Rule 506(c) under the Securities Act. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its footprint in the Inland Empire of Southern California with an additional studio. See "Use of Proceeds" below.

A line of credit was opened in March 2018 with an available amount of $60,000.00 from which $6,000 was drawn and in repayment.

The Company believes that the funds from the private placement and this offering will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

Indebtedness

The company has the following debt: Long Term Loans: Eric Pierra: $10,000 - not in repayment - 0% interest Annie Joneja: $42,396.92 ($41,396.92 balance) - 0% interest Line of Credit: Kabbage corporation account: $60,000 - $6,500 balance Eric Pierra: Personal AMEX Credit Card: $750 balance Eric Pierra: Personal Wells Fargo Business

Card: $9,500 balance Eric Pierra: Personal Citibank Credit Card: $27,000 balance

Recent offerings of securities

None

Valuation

$8,690,000.00

We did an analysis of the current valuations for yoga and fitness companies on the market. This included YogaWorks, Korra Yoga, Rancho Yoga and Core Yoga. Based on the analysis and on our own traction we established the valuation. However, please note we have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the members as to what would be a fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Build out	$4,000	$40,000
Marketing	$1,400	$14,580
Working Capital	$5,000	$50,000
Total Use of Net Proceeds	$9400	$100,580

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of

$107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $101,000 over the course of that time as follows:

Complete construction of additional room at the current studio. The construction of the additional room at the current studio is nearly complete. The funds raised will be used to complete the third room. With the construction of the third room, we will be introducing and launching a wide compliment of classes. The Build Out funds will be used for yoga rooms, flooring, mirrors, front desk, bathrooms, and decorations.

Marketing funds will be used to gain the skills of a marketing consultant, purchase ad space in google and facebook. The funds will also be used to create staff leads for follow up sales.

Working capital will be used for the management, yoga teacher payroll. It will also be used to hire 1 executive level personnel and 2 mid-level management personnel to help in the continued growth of the brand and business. The additional proceeds left over would be used to expand the company's management level leadership. By introducing these professionals, we believe we will be able to better and more effectively manage the day-to-day operations within the company. This will allow the company to expand to more locations while retaining the level and quality of leadership that has made it so successful in the first place.

We will not use any proceeds to pay debts in this round.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website, www.yogabodystudios.com in the reports tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
YogaBody LLC

[See attached]

I, Scott Winslow (Print Name), the CEO (Principal Executive Officers) of YogaBody LLC, hereby certify that the financial statements of YogaBody LLC and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2017, the amounts reported on our tax returns were total income of $423,123; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd day of July, 2018 (Date of Execution).

 (Signature)

CEO   (Title)

July 2, 2018   (Date)

YOGABODY LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

YogaBody LLC
Index to Financial Statements
(unaudited)

YOGABODY LLC
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Assets		
Current Assets:		
Checking	$ 20	$ 20
Savings		
Total Cash	20	20
Other Current Assets		
Uncategorized Asset	211	-
Total Other Current Assets	211	-
Total Current Assets	231	20
Other Assets		
Transfer to Savings	3,920	3,011
Total Other Assets	3,920	3,011
Total Assets	**4,152**	**3,031**
Liabilities and Equity		
Liabilities		
Short Term Loan	7,572	7,795
Total Current Liabilities	7,572	7,795
Total Liabilities	**7,572**	**7,795**
Equity		
Opening Balance Equity	6,792	6,792
Retained Earnings	(11,556)	5,199
Net Income	1,344	(16,755)
Total Equity	(3,420)	(4,764)
Total Liabilities and Owners' Equity	**$ 4,152**	**$ 3,031**

4

YOGABODY LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

		2017		2016
Income				
Donation		(150)		(150)
Refunds & Adjustments		2,047		(4,184)
Refunds-Allowances		-		20
Sales		417,376		9,414
Sublease- Dr. Huang		2,800		-
Services		-		286,541
Transfer from Savings		1,050		2,780
Uncategorized Income		-		499
Total Income	$	**423,123**	$	**294,918**
Expenses				
Advertising		8,808		2,452
Advertising Payroll		1,052		-
Air and Heating		-		3,000
Bank Charges		576		226
Business Expenses		2,373		2,289
Charity		51		50
Construction		1,918		5,197
Construction Materials		211		-
Construction Payroll	p	4,841		
Custodian Payroll		3,806		6,948
Dues & Subscriptions		572		
HoneyBelle		-		165
Insurance		1,377		1,661
Internet		95		-
Janitorial Services		696		-

Job Materials	-	2,035
Loan Repayment	22,595	9,275
Marketing	159	-
Management Payroll	-	6,600
Meals and Entertainment	230	1,611
Office Expenses	433	148
Office Supplies	-	529
Payroll Expenses	-	210
Phone	8,636	-
Postage And Delivery	41	-
Refund	3,323	-
Rent or Lease	40,705	84,782
Repair & Maintenance	280	1,050
Retail	3,458	3,161
Retail & Apparel	1,214	-
Scott and Sandra Salary	26,076	48,734
Shipping and Delivery Expense	168	47
Software Expense	739	2,556
Spa Payroll	-	50
Staff Entertainment Meals	-	51
Stationery & Printing	105	517
Studio Expenses	9,075	838
Studio Supplies	12,881	10,576
Supplies	488	-
Supplies & Materials	431	709
Tax Preparation	450	-
Taxes & Licenses	1,630	-
Teacher Payroll	213,122	81,652
Teacher Training Expenses	3,003	-
Teacher Training Payroll	13,069	9,996
Transfirst Cc Fees	12,731	9,285

Transportation	23	13
Travel	-	46
Utilities	16,106	9,967
Website Expense	829	1,569
Workshop Payroll	3,401	3,676
Total Expense	421,779	311,674
Net Operating Income	1,344	(16,755)
Net Income/(Loss)	$ 1,344	$ (16,755)

YOGABODY LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Income/(Loss)	$ 1,344	$ (16,755)
Adjustment to reconcile net Income to Cash provided by operations:		
Uncategorized Asset	(211)	-
Transfer to Savings	(909)	(3,011)
Net Cash Provided By Operating Activities	224	(19,766)
Cash Flows From Financing Activities		
Short Term Loan	(224)	7,795
Net Cash Received From Financing Activities	(224)	7,795
Increase in Cash and Cash Equivalents	(0)	(-11,971)
Cash and cash equivalents, beginning of period	20	11,991
Cash and cash equivalents, end of period	$ 20	$ 20

8

NOTE 1 – NATURE OF OPERATIONS

YogaBody Studios, LLC. was formed on 4/02/14 ("Inception") in the State of California. The financial statements of YogaBody Studios, LLC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chino Hills, CA. YogaBody Studios, LLC's vision is to create a chain of high-end yoga studios with reasonable prices to allow access to everyone interested in finding the benefits of yoga in our geographic region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from tickets sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Long-Term Loans:

Eric Pierra: $10,000 - not in repayment - 0% interest
Annie Joneja: $42,396.92 ($41,396.92 balance) - 0% interest

Line of Credit:
Kabbage corporation account: $60,000 - $6,500 balance
Eric Pierra: Personal AMEX Credit Card: $750 balance
Eric Pierra: Personal Wells Fargo Business Card: $9,500 balance
Eric Pierra: Personal Citibank Credit Card: $27,000 balance

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Membership Units

As of June 12, 2018, the company has currently issued 8,690,000 units of our membership interest. The ownership percentages are allocated as follows:

Scott Winslow: 58.68% without capital contribution
Erica Pierre: 24.16% for $50,000 capital contribution
David Burr: 17.16% for $50,000 capital contribution

NOTE 6 – RELATED PARTY TRANSACTIONS

Eric Pierra, one of the company founding members made a loan of $10,000 at 0% interest, payable $1,000 per month. The loan is not currently in repayment.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2017 through June 12, 2018 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



YogaBody Studios is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

♡

YogaBody Studios
Yoga and yoga related classes and events
● Small OPO   🏠 Chino, CA   🏷 Events   ◉ US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**





"Come hOMe to yoga"

Invest in YogaBody Studios

We have successfully created a welcoming environment for all levels of students to practice yoga by creating a high end, high value experience to achieve your health goals.

YogaBody Studios was established in 2011 through the founder, Scott Winslow. First using available space at a karate studio, he secured investors with varying backgrounds suitable to help build the first stand alone studio in Chino Hills and opened their doors on August 13, 2013. Since that time, YogaBody has grown to see more than 3000 student visits a month!

Our vision is to create a chain of high end yoga studios with reasonable prices to allow access to everyone interested in finding the benefits of yoga in our geographic region.

It is our intention to build a 5 studio yoga corporation in the area around the Inland Empire in Southern California with this round of funding and either secure another round of funding to continue growing regionally or offer the chain of studios to a larger corporation.

Scott Winslow
Founder / CEO

Investment
$1/share | When you invest you are betting the company's future value will exceed $8.7m.

Perks
$250 — If you invest $250, you will receive 2 months of free unlimited yoga
$500 — If you invest $500, you will receive 6 months of free unlimited yoga
$3,000 — If you invest $3,000, you will receive lifetime unlimited yoga in studio.
$10,000 — If you invest $10,000, you will receive same as above and free towel service and 50% off all workshops.
$50,000 — If you invest $50,000, you will receive same as above and unlimited access to all workshops and studio events.
$100,000 — If you invest $100,00, you will receive same as above and a personal invitation to each shareholder meeting .

All perks occur after the offering is completed.



This Offering is eligible for the StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

It is the mission of YogaBody Studios, Inc to create a space for yoga and wellness to transform the life of our students to find their light and the light in others.

What We Have Accomplished So Far



Market traction and previous successes.

- 2017 Reader's Choice - Best Yoga Studio - Chino/Chino Hills
- 3000+ visits / month
- 141 Google reviews - all 5/5
- 153 Yelp reviews - Avg 5/5
- 82 Facebook reviews - all 5/5
- 507 Referrizer reviews - all 5/5

Our Products

Workshops



Regular workshops include Sound Baths that are designed to significantly reduce stress, increase focus and concentration, as well as motivate new levels of awareness and insight

Retreats



Destination retreats are held for held for members and interested individuals to immerse themselves yoga, meditation and wellness activities.

What Makes Us Different

YogaBody Studios has successfully created a community feel to the practice of yoga to make everyone feel welcome and accepted. Most people will say that they are "not in shape" or "flexible" for yoga and hesitate to take it up, but they likely really think they're too scared to be judged to start what they perceive is a difficult practice of yoga. The reality is that it is a difficult thing to undertake and conquer so the key ingredient, YogaBody believes, is to create a welcoming environment that allows an individual to develop a yoga practice.

   





A variety of classes keeps students interest engaged.

SPRING 200 HR YOGA
TEACHER TRAINING
with Mod Plank
and Sandra & Scott Winslow
REGISTERED YOGA SCHOOL
RYS 200
yoga ALLIANCE
THE JOURNEY BEGINS 3/15/18
YogaBody

Consider making a list of bullet points to describe the key details of your product or service. What makes you unique?

Yoga Classes:
Vinyasa Flow
Ashtanga
Hot Vinyasa Flow
Hot HIIT Yoga
Kids Yoga
Prenatal Yoga
Gentle Yoga
Beginner Yoga
Acro Yoga
Restorative

Workshops:
Sound Baths
Inversion training
Kombucha making
Acro Play
Nutrition/Wellness

Teacher Trainings/Re-certification:
200 HR training
300 HR training
500 HR training
Prénatal
Kids
AirReal

Online service
Video OnDemand
Live online classes

Yoga Market and Industry

According to Sports Club Advisors Inc, boutique yoga centers are fast growing and increasingly accepted for exercise and well being. YogaBody's short term goal is to grow to a 5 center corporation in a 20 mile radius with regular in-center workshops and destination retreats (Xinalani, Hawaii, etc). YogaBody will mindfully evolve as most industries do to avoid obsolescence by diversifying services to include mat pilates, meditation, video on demand, and fitness centered yoga, etc. The long term goal of Yogabody to grow to a chain of yoga studios with a recognizable brand that can continue to grow to a publicly held corporation or be in position to be acquired by an existing wellness corporation to be included in their portfolio.

Market Analysis

YogaBody Studios is a part of the boutique yoga studio industry. Yoga and Pilates encompass a $10bn industry with a nearly 10% annual growth from 2011 to 2016 and a projected 4.9% increase until 2020. Yoga participation in the United States is at an all-time high. There are now 36.7 million American adults practicing yoga, that's up from 20.4 million in 2012 according to Yoga Journal and Yoga Alliance. That's a staggering 80% increase! When compared to other similar forms of indoor exercise, yoga's growth dwarfs the competition.

Yoga Industry Snap Shot
by Sports Club Advisors, Inc.
14,000,000,000
12,000,000,000
10,000,000,000
8,000,000,000
6,000,000,000
4,000,000,000
2,000,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
Yoga Revenues
Yoga Participants

	2012	2015	2020 Projected
Yoga Revenues	6,900,000,000	9,085,000,000	11,555,300,000
Yoga Participants	20,400,000	36,700,000	55,050,000

According to IBIS World's research, the booming Yoga industry generates $9.1 billion in revenues and over $1.2 billion in profit for an industry profit margin of 13.2%. The yoga industry is projected to continue growing at 4.9% per year until 2020, when sales are projected to reach $11.5 billion. The yoga industry revenues come from yoga studios, yoga schools and training programs, yoga clothing, yoga equipment, yoga apps, yoga videos and TV channels, and yoga related dietary supplements.
In 2015, IBIS estimated there were 31,301 Pilates and yoga studios in the United States. The number of yoga studios is expected to grow at an annualized rate of 4.1% to 36,761, as many yoga entrepreneurs expand into relatively untapped markets like the Southeast and Great Lakes

regions. Currently, Pilates and yoga studios are concentrated in the Western region, which accounts for 21.6% of all studios, followed by the Southeast (20.1%), Mid-Atlantic (18.3%) and the Great Lakes (10.4%). The states with the highest concentration of yoga studios include California (12.1% of total establishments), Texas (8.2%), New York (6.2%) and Florida (6.1%).

Our Team



SKY ABOVE ME
EARTH BELOW ME

2011

Your Company Launches!

YogaBody was founded by Scott and Sandra Winslow in a Karate Studio

April 2015

Partnership created

A strategic partnership was created to open the first YogaBody studio

August 15, 2015



YogaBody Studios opens it's doors

On August 15, 2015, with the help of a few investors, YogaBody Studios opens it's first studio in Chino Hills, CA

December 2016

Revenue reaches $330,000

In only the first full year of business, YogaBody reaches over $300,000 in revenue

December 2017

Revenue reaches $450,000

In it's second year, YogaBody Studios reaches nearly $450,000 in total revenue

May 2018

YogaBody launches on Startengine

4th Quarter 2018

Open new studio

Trying to keep the brand near the Inland Empire (Rancho Cucamonga, Eastvale, etc), YogaBody will set a goal to open a new studio before the end of 2018. (ANTICIPATED)

1st Quarter 2019

Open 3rd studio

YogaBody will set a goal to open near the Inland Empire (Rancho Cucamonga, Eastvale, etc) (ANTICIPATED)

In the Press



Meet Our Team



Scott Winslow

Founder / CEO / Managing Member
(Since Inception)

Yoga has been a beautiful transformational journey. Through my practice I have gained tools to observe myself more honestly and have formed improved discipline to let go of old thought patterns, habits and emotions that no longer serve my connection to the greatest good. I was called to serve my community with the founding of YogaBody studios during the summer of 2011. Today, I enjoy teaching weekly classes to an evolving community of amazing human beings from all walks of life. Yoga has taught me that community is no doubt our greatest currency and I stand humbled by the wealth that surrounds me. Please join me in class soon and let's gratefully celebrate our prosperity together. District VP, LA Fitness Jan 1995 - Jan 2005 Managing Member, YogaBody Studios June 2011-Present



Eric A Pierra

Partner / President / COO / Managing Member

I've been a practicing Chiropractor for over 20 years. I have that much time in industrial medicine and as the Team Chiropractor for The LA Galaxy of Major League Soccer, but I feel that I really didn't understand what holistic medicine was until I delved into my yoga practice. Yoga has the power to heal the mind, body and soul. It's our mission to make it accessible to as many people as possible. I have partnered with YogaBody Studios to build a thriving chain of yoga studios with the intention to create a warm feeling of community in each studio to help students find their light and the light in others. Chiropractor, Concentra Medical Group in Irvine, CA since Jan 2012 to present. Primary Position COO / President, YogaBody Studios Part-Time since Jan 2015 to present. 35+ hours a week.



David Burr

Partner

David brings 20+ years of experience in construction and renovation. He will be instrumental in helping open additional studios in an economical and efficient manner.



Sandra Winslow

Media Manager

My yoga journey began in 2011. Upon taking my first yoga class I knew I would be a lifelong yogi. I immediately enrolled in teacher training and received my certification a few months after my first class! I quit my job as an HR Director and began a fast track journey into full-time yogi, teaching several classes a day. It was a very scary transition but my practice allowed me to recognize my fears, overcome them, and empowered me to follow my heart. Yoga has given me the tools to begin unpeeling the layers of subconscious thoughts that do not serve me so that I may embrace life more fully with an abundance of love, compassion, and joy. When we deepen our breath and quiet our mind, we can accept and love ourselves just as we are. The people I cross paths with on a daily basis are the reason I'm on this journey.



Antoinette Altamonte

Studio Director

I walked into my first yoga class thinking it would be a cinch. That impression quickly went down the drain, and I got a big slap of humble across the face--my 10 years as an athlete notwithstanding. 4 years and a teacher training later, my practice continues to teach me humility, and so much more. It has helped me find the quiet in an otherwise very noisy world, and has helped me find peace across oceans (quite literally, having moved here from the Philippines a little over 2 years ago). I've been teaching at YogaBody Studios for around 2 years now. Beginning last year I took on the role of studio director as well, managing the space I consider home and providing service to the community I consider family. As a teacher, my foremost intention is to create a safe space--a shared space of expression (without

WEEK



To be able to share my passion with beautiful souls every day is a dream come true. I am beyond blessed to be a part of this community and I look forward to sharing space with you. Love and blessings!

Judgment), release (of emotions, of stress, of hamstrings), opening (of minds, of hearts, of tight hips), challenge (but not competition), and community. And maybe we'll break a sweat along the way. Looking forward to sharing space with you!









Mod Plank
Lead Teacher / Teacher Trainer

After graduating from UC Berkeley with a degree in Economics, I spun my wheels in corporate America until I rather sanely decided to trade my cubicle for a yoga mat. I took my first yoga teacher training in the Anusara style in 2008, and I've been teaching ever since. Along my journey, I've become a Certified AIReal YogaTM Instructor and a performance acrobat. I like to think that my classes are playful yet still focused on alignment, proper body mechanics, and making deeper connections, as well as lots of handstand-y postures and cheesy jokes. I'm a performer at heart and cirque is my passion. I've had the opportunity to perform at many venues across southern California, as well as on reality television. If you want to catch me on the small screen, I can be found on Season 2 of truTV's "Fake Off," performing alongside members of Astra Dance Theatre while wearing very big hair and gobs of makeup. I consider yoga to be a central element of my wellbeing. I've used my practice to help piece myself back together after a moderate lumbar injury and, in a separate incident, a serious neck fracture. I find yoga to be a multifaceted package of awesome, and I love the opportunity to share the practice's many benefits with my students, and quite frankly, anyone willing to give me an ear. When I'm not teaching yoga or performing circus arts on stage, I'm working on my urban farmstead. Together with my husband (acro and life partner), I grow my own veggies, raise livestock, preserves foods, brew kombucha, sew, and make almost every meal mostly from scratch. I am the proud mama of two turkeys, too many chickens to count, 3 pygmy goats, and two very spoiled cats. I may have left college with a mundane bachelor's degree, but Berkeley, known for its books and Birkenstocks, definitely planted a seed. It just took a few years and a whole lot of yoga to help me discover my inner granola-eating-greens-sprouting-animal-rescuing-organics-promoting-asana-practicing-tree-hugging-hippie.

Jiah Gim
Asst Studio Director

Jiah's yoga journey has been going on for quite a while, having taken and fallen in love with her very first (Yin) yoga class almost 20 years ago. She lost touch with her practice after trying flow and Bikram classes she didn't quite connect with and stayed a boot camping, bar method gym rat for a while. It wasn't until she took another Yin yoga class with Sandra Winslow at the end of 2016 (thanks, Sandra! 😊) that she remembered why she fell in love with yoga in the first place. Jiah is an avid U2 and Arcade Fire fan who does management, in that order (she won't RSVP to your wedding, but she'll definitely plan for any of their concerts). She worked in the entertainment industry for over 14 years and co-owned an Italian restaurant, but has decided to dedicate more of her time to what she believes in. Yoga has given her a spiritual foundation and mental grounding; and she is working on growth in that direction, having left the corporate world to be a meditating cook and super dog mom. She is currently taking her first 200-hour yoga teacher training and has joined YogaBody TV in the hopes of bringing her years of experience, knowledge, and rock n' roll to help our yoga community grow.

Annie Chang
Retail Manager

Annie is a certified yoga teacher, teacher trainer and energy healer based in Los Angeles, CA. Known for her heart opening and strong vinyasa sequences, Annie teaches with an emphasis on alignment, breath and connection to the authentic self. Annie encourages her students to go beyond the pose, to observe what a pose is trying to reveal, and it is through the ability to listen deeply, to shine light on our shadow, is where healing and transformation can take place. Her intention as a teacher is to create a sacred space for her students to grow and become the best version of themselves.

Jeny Rae Vidal
Events Coordinator

Desperately seeking relief, in 2003, she stumbled into her first Yoga class at a gym as a stressed-out single mom. She fell in love with the practice of Yoga and never turned back. Now, she integrates the hard and soft edges of life experience into a loving and authentic presence that supports her students in cultivating their fullest potential. Jeny Rae, 200 E-RYT, weaves together the styles she has been trained in (Hatha, Vinyasa, and Amrit Yoga) with philosophy, breath work, mantra, meditation, and attunement practices. She teaches more than just a series of postures, she guides a journey through the self to uncover truth, empowerment, and inner peace.

Offering Summary

Maximum 107,000* shares of Membership Units $107,000

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 shares of Membership Units $10,000

Company	YogaBody LLC
Corporate Address	14677 Ramona Ave Chino Hills, CA 91710
Description of Business	*It is the mission of YogaBody Studios, Inc to create a space for yoga and wellness to transform the life of our students to find their light and the light in others.*
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1.00/Unit
Minimum Investment Amount (per investor)	$250

Perks

$250 — If you invest $250, you will receive 2 months of free unlimited yoga

$500 — If you invest $500, you will receive 6 months of free unlimited yoga

$3,000 — If you invest $3,000, you will receive lifetime unlimited yoga in studio.

$10,000 — If you invest $10,000, you will receive same as above and free towel service and 50% off all workshops.

$50,000 — If you invest $50,000, you will receive same as above and unlimited access to all workshops and studio events.

$100,000 — If you invest $100,00, you will receive same as above and a personal invitation to each shareholder meeting .

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

YogaBody LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $1 / unit, you will receive 10 bonus units, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

[SHOW MORE]

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow YogaBody Studios to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Drone fly in and footage of the features of YogaBody Studios

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

<p align="center">**Limited Liability Company Agreement of**
YogaBody LLC ,
a California Limited Liability Company</p>

I. Formation.

A. <u>State of Formation</u> . This is a Limited Liability Company Operating Agreement (the "Agreement") for YogaBody LLC, a Manager-managed California limited liability company (the "Company") formed under and pursuant to California law.

B. <u>Operating Agreement Controls</u> . To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under California law absent such a provision, this Agreement, to the extent permitted under California law, shall control.

C. <u>Primary Business Address</u> . The location of the primary place of business of the Company is:

14677 Ramona Ave, Chino, California 91710, or such other location as shall be selected from time to time by the Members.

D.<u>Registered Agent and Office</u> . The Company's initial agent (the "Agent") for service of process is California Secretary of State. The Company may change its registered office, its registered agent, or both, upon filing a statement with the California Secretary of State.

E. <u>No State Law Partnership</u> . No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than state tax purposes.

II. Purposes and Powers.

A. <u>Purpose</u> . The Company is created for the following business purpose:

YogaBody LLC will provide yoga and related services

B. <u>Powers</u> . The Company shall have all of the powers of a limited liability company set forth under California law.

C. <u>Duration</u>. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of California. The Company will operate until terminated as outlined in this Agreement unless:

1. A majority of the Members vote to dissolve the Company;

2. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by California law;

3. It becomes unlawful for either the Members or the Company to continue in business;

4. A judicial decree is entered that dissolves the Company; or

5. Any other event results in the dissolution of the Company under federal or California law.

III. **Members.**

A. <u>Members</u>. The Members of the Company (jointly the "Members") and their Membership Interest in the same at the time of adoption of this Agreement are as follows:

Scott Winslow, 5,100,000.00 units

Eric Pierra, 2,100,000.00 units

David Burr, 1,490,000.00 units

B. <u>Initial Contribution</u>. Each Member shall make an Initial Contribution to the Company. The Initial Contributions of each shall be as described in Attachment A, <u>Initial Contributions of the Members</u>.

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution.

C. <u>Limited Liability of the Members</u>. Except as otherwise provided for in this Agreement or otherwise required by California law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution. The Members shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member except as is expressly provided for by this Agreement.

D. <u>Withdrawal or Death of a Member</u>. Should a Member die or withdraw from the Company by choice, the remaining Members will have the option to buy out that Member's Membership Interest in the Company. Should the Members agree to buy out the Membership Interest of the withdrawing Member, that Interest shall be paid for proportionately by the remaining Members, according to their existing Membership Interest and distributed proportionately among the remaining Members. The Members agree to hire an outside firm to assess the value of the Membership Interest.

The Members will have 60 days to decide if they want to buy the Membership Interest together and disperse it proportionately. If all Members do not agree to buy the Membership Interest, individual Members will then have the right to buy the Membership Interest individually. If more than one Member requests to buy the remaining Membership Interest, the Membership Interest will be paid for and split proportionately among those Members wishing to purchase the Membership Interest. If all Members agree by unanimous vote, the Company may choose to allow a non-Member to buy the Membership Interest thereby replacing the previous Member.

If no individual Member(s) finalize a purchase agreement by 60 days, the withdrawing Member, or their estate, may dispose of their Membership Interest however they see fit, subject to the limitations in Section III (E) below. If a Member is a corporation, trust, partnership, limited liability company or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor.

The name of the Company may be amended upon the written and unanimous vote of all Members if a Member withdraws, dies, is dissolved or terminated.

E. <u>Creation or Substitution of New Members</u>. Any Member may assign in whole or in part its Membership Interest only after granting their fellow Members the right of first refusal, as established in Section III (D) above.

1. *Entire transfer*. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

2. *Partial transfer* . If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

3. Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

F. <u>Member Voting</u> .
1. *Voting power* . The Company's Members shall each have voting power equal to their share of Membership Interest in the Company.

2. *Proxies* . At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be delivered to the Secretary of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

G. <u>Members' Duty to File Notices</u> . The Members shall be responsible for preparation, maintenance, filing and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the state of California, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with the section titled "Notices" below. The Members may delegate this responsibility to an Officer or a Manager at the Members' sole discretion.

H. <u>Fiduciary Duties of the Members</u> . The Members shall have no fiduciary duties whatsoever, whether to each other or to the Company, unless that Member is a Manager or an Officer of the Company, in which instance they shall owe only the respective fiduciary duties of a Manager or Officer, as applicable. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

I. <u>Waiver of Partition: Nature of Interest</u> . Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

IV. Accounting and Distributions.

A. Fiscal Year . The Company's fiscal year shall end on the last day of December.

B. Records . All financial records including tax returns and financial statements will be held at the Company's primary business address and will be accessible to all Members.

C. Distributions . Distributions shall be issued, as directed by the Company's Treasurer or Assistant Treasurer, on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

V. Tax Treatment Election.

The Company has or will file with the Internal Revenue Service for treatment as a C-corporation.

VI. Board of Managers.

A. Creation of a Board of Managers . The Members shall create a board of Managers (the "Board") consisting of Managers appointed at the sole discretion of the Members and headed by the Chairman of the Board. The Members may serve as Managers and may appoint a Member to serve as the Chairman. The Members may determine at any time in their sole and absolute discretion the number of Managers to constitute the Board, subject in all cases to any requirements imposed by California law. The authorized number of Managers may be increased or decreased by the Members at any time in their sole and absolute discretion, subject to California law. Each Manager elected, designated or appointed shall hold office until a successor Manager is elected and qualified or until such Manager's earlier death, resignation or removal.

B. Powers and Operation of the Board of Managers . The Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the Company's purposes described herein, including all powers, statutory or otherwise.

1. *Meetings* . The Board may hold meetings, both regular and special, within or outside the state of California. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by

the Board. Special meetings of the Board may be called by the Chairman on not less than one day's notice to each Manager by telephone, electronic mail, facsimile, mail or any other means of communication.

    i. At all meetings of the Board, a majority of the Managers shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Managers present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all Managers consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

    ii. Managers may participate in meetings of the Board by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the primary business address of the Company.

C. <u>Compensation of Managers</u>. The Board shall have the authority to fix the compensation of Managers. The Managers may be paid their expenses, if any, of attendance at meetings of the Board, which may be a fixed sum for attendance at each meeting of the Board or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

D. <u>Removal of Managers</u>. Unless otherwise restricted by law, any Manager or the entire Board may be removed, with or without cause, by the Members, and any vacancy caused by any such removal may be filled by action of the Members.

E. <u>Managers as Agents</u>. To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement, no Manager may bind the Company.

F. <u>No Power to Dissolve the Company</u>. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board shall be authorized or empowered, nor shall they permit the Company, without the affirmative vote of the Members, to institute proceedings to have the Company be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company or file a petition seeking, or consent to, reorganization or relief with respect to the Company under any applicable federal or state law relating to bankruptcy, or consent to the appointment of a receiver, liquidator, assignee, trustee (or other similar official) of the Company or a substantial part of its property, or make any assignment for the benefit of creditors of the Company, or admit in writing the Company's inability to pay its debts generally as they become due, or, to the fullest extent permitted by law, take action in furtherance of any such action.

G. <u>Duties of the Board</u>. The Board and the Members shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Board also shall cause the Company to:

1. Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

2. At all times hold itself out as being a legal entity separate from the Members and any other person and conduct its business in its own name;

3. File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

4. Not commingle its assets with assets of the Members or any other person, and separately identify, maintain and segregate all Company assets;

5. Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

6. Maintain an arm's length relationship with the Members, and, with respect to all business transactions entered into by the Company with the Members, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

7. Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

8. Not guarantee or become obligated for the debts of any other person or hold out its credit as being available to satisfy the obligations of others;

9. Allocate fairly and reasonably any overhead for shared office space;

10. Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

11. Correct any known misunderstanding regarding its separate identity;

12. Maintain adequate capital in light of its contemplated business purposes;

13. Cause its Board to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other California limited liability company formalities;

14. Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

15. Not require any obligations or securities of the Members; and

16. Observe all other limited liability formalities.

Failure of the Board to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Members.

H. <u>Prohibited Actions of the Board</u>. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board on behalf of the Company, shall, without the unanimous approval of the Board, do any of the following:

1. Guarantee any obligation of any person;

2. Engage, directly or indirectly, in any business or activity other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II (A) above; or

3. Incur, create or assume any indebtedness other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II (A) above.

VII. Officers.

A. <u>Appointment and Titles of Officers</u>. The initial Officers shall be appointed by the Members and shall consist of at least a Chairman, a Secretary and a Treasurer. Any additional or substitute Officers shall be chosen by the Board. The Board may also choose one or more President, Vice-President, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, as permitted by California law. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The Officers and agents of the Company shall hold office until their successors are chosen and qualified. Any Officer elected or appointed by the Members or the Board may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board. Any vacancy occurring in any office of the Company shall be filled by the Board. Unless the Board decides otherwise, if the title of an Officer is one commonly used for officers of a limited liability company formed under California law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

1. *Chairman*. The Chairman shall be the chief executive officer of the Company, shall preside at all meetings of the Board, shall be responsible for the general and active management of the business of the Company and shall see that all orders and resolutions of the Board are carried into effect. The Chairman shall execute all contracts on behalf of the Company, except:

    i. where required or permitted by law or this Agreement to be otherwise signed and executed;

    ii. where signing and execution thereof shall be expressly delegated by the Board to some other Officer or agent of the Company.

2. *President*. In the absence of the Chairman or in the event of the Chairman's inability to act, the President shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The President shall perform such other duties and have such other powers as the Board may from time to time prescribe.

3. *Vice-Presidents*. In the absence of the Chairman and President or in the event of their inability to act, any Vice-Presidents in the order designated by the Board (or, in the absence of any designation, in the order of their election) shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. Vice-Presidents, if any, shall perform such

other duties and have such other powers as the Board may from time to time prescribe.

4. *Secretary and Assistant Secretary* . The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend all meetings of the Members and record all the proceedings of the meetings of the Company and of the Members in a book to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the Members, as required in this Agreement or by California law, and shall perform such other duties as may be prescribed by the Board or the Chairman, under whose supervision the Secretary shall serve. The Secretary shall cause to be prepared such reports and/or information as the Company is required to prepare by applicable law, other than financial reports. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Members (or if there be no such determination, then in order of their election), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

5. *Treasurer and Assistant Treasurer* . The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company according to generally accepted accounting practices, using a fiscal year ending on the last day of the month of December. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Treasurer shall distribute the Company's profits to the Members. The Treasurer shall disburse the funds of the Company as may be ordered by the Board and shall render to the Chairman and to the Board, at their regular meetings or when the Members so require, an account of all of the Treasurer's transactions and of the financial condition of the Company. As soon as practicable after the end of each fiscal year of the Company, the Treasurer shall prepare a statement of financial condition as of the last day of the Company's fiscal year, and a statement of income and expenses for the fiscal year then ended, together with supporting schedules. Each of said annual statements shall be prepared on an income tax basis and delivered to the Board forthwith upon its preparation. In addition, the Treasurer shall keep all financial records required to be kept pursuant to California law. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of the Treasurer's inability to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to

time prescribe. act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

B. <u>Officers as Agents</u>. Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

VIII. Fiduciary Duties of the Board and Officers.

A. <u>Loyalty and Care</u>. Except to the extent otherwise provided herein, each Manager and Officer shall have a fiduciary duty of loyalty and care similar to that of managers of business corporations organized under the laws of California.

B. <u>Competition with the Company</u>. The Managers and Officers shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto. The Managers and Officers shall refrain from competing with the Company in the conduct of the Company's business unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto.

C. <u>Duties Only to the Company</u>. The Managers' and Officers' fiduciary duties of loyalty and care are to the Company and not to the other Managers or other Officers. The Managers and Officers shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company and to the other Managers, but shall owe no such duties to Officers unless the Officer is a Manager. A Manager or Officer who so performs their duties shall not have any liability by reason of being or having been a Manager or an Officer.

D. <u>Reliance on Reports</u>. In discharging the Manager's or Officer's duties, a Manager or Officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

1. One or more Members, Managers, or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented.

2. Legal counsel, public accountants, or other persons as to matters the Manager reasonably believes are within the persons' professional or expert competence.

3. A committee of Members or Managers of which the affected Manager is not a participant, if the Manager reasonably believes the committee merits confidence.

IX. Dissolution.

A. <u>Limits on Dissolution</u>. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II (C) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B. <u>Winding Up</u>. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. One or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C. <u>Distributions in Kind</u>. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D. <u>Termination</u>. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for under this

Agreement and (ii) the Company's registration with the state of California shall have been canceled in the manner required by California law.

E. <u>Accounting</u>. Within a reasonable time after complete liquidation, the Company Treasurer shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F. <u>Limitations on Payments Made in Dissolution</u>. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member.

G. <u>Notice to California Authorities</u>. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with California and any other appropriate state or federal authorities or agencies as may be required by law. In the event that two or more Members have equally high percentages of Membership Interest in the Company, the Member with the longest continuous tenure as a Member of the Company shall be responsible for the filing of such notices.

X. **Exculpation and Indemnification.**

A. No Member, Manager, Officer, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

D. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

E. The foregoing provisions of this Article X shall survive any termination of this Agreement.

XI. Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article X or under applicable law.

XII. Settling Disputes.

All Members agree to enter into mediation before filing suit against any other Member or the Company for any dispute arising from this Agreement or Company. Members agree to attend one session of mediation before filing suit. If any Member does not attend mediation, or the dispute is not settled after one session of mediation, the Members are free to file suit. Any law suits will be under the jurisdiction of the state of California.

XIII. General Provisions.

A. <u>Notices</u>. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B. <u>Number of Days</u>. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C. <u>Execution of Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D. <u>Severability</u>. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

E. <u>Headings</u>. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

F. <u>Controlling Law</u>. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of California (without regard to conflicts of law principles thereof).

G. <u>Application of California Law</u>. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of California law.

H. <u>Amendment</u>. This Agreement may be amended only by written consent of all the Members. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with California law.

I. <u>Entire Agreement</u>. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

This LLC Operating Agreement is executed and agreed to by:

Eric A Pierra
_____

Eric A Pierra
eric@yogabodystudios.com
May 23, 2018 at 03:10 pm
Recorded at IP 12.191.247.140

Scott Winslow
_____

Scott Winslow
scott@yogabodystudios.com
May 23, 2018 at 03:14 pm
Recorded at IP 172.115.38.202

David Burr

David Burr
david@yogabodystudios.com
July 19, 2018

ATTACHMENT A
Initial Contributions of the Members

The Initial Contributions of the Members of YogaBody LLC are as follows:

Scott Winslow
     Contribution:

Eric Pierra
     Contribution:
     Cash: $50,000.00

David Burr
     Contribution:
     Cash: $50,000.00